Mail Stop 3561

May 20, 2008

Mr. Joseph R. Gromek
President and Chief Executive Officer
The Warnaco Group, Inc.
501 Seventh Avenue
New York, NY 10018

> **Re:** **The Warnaco Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 27, 2008**
> **File No. 001-10857**

Dear Mr. Gromek:

We have reviewed your filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-11

1. We note your disclosure indicating that your total pension liabilities are determined by third-party actuaries using assumptions provided by you. We also note your reference on page 34 to an independent third-party appraisal firm that assisted in determining your reorganization values. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name the experts that determined the valuations of your pension liabilities and performed the appraisals of your assets and liabilities. In future Exchange Act filings, please include consents of the named experts as exhibits if the financial statements have been incorporated by reference into your registration statements. As an alternative, you may delete all references to third-party appraisals in future Exchange Act filings.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joshua Thomas at (202) 551-3832 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services